Exhibit 107
CALCULATION OF FILING FEE TABLE

Schedule 14A
(Form Type)

Trilogy International Partners Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid	$5,020,332.10(1)	.00014760	$741.00(2)
Fees Previously Paid	$0		$0
Total Transaction Valuation	$5,020,332.10
Total Fees Due for Filing			$741.00
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$741.00

(1)
Aggregate number of securities to which transaction applies: As of January 22, 2024, the maximum number of common shares to which this transaction applies is estimated to be 71,719,030, which consists of 71,719,030 common shares entitled to receive the per share merger consideration of $0.07.

(2)
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, as of January 22, 2024, the underlying value of the transaction was calculated based on the sum of the product of 71,719,030 common shares and the per share merger consideration of $0.07. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in the preceding sentence by .00014760.